UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Apellis Pharmaceuticals, Inc.

(Name of Subject Company)

Apellis Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03753U106

(CUSIP Number of Class of Securities)

Cedric Francois, M.D., Ph.D.

President and Chief Executive Officer

Apellis Pharmaceuticals, Inc.

100 Fifth Avenue

Waltham, MA 02451

(617) 977-5700

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Stuart M. Falber Hal J. Leibowitz Andrew R. Bonnes Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Adam O. Emmerich, Esq. Ronald C. Chen, Esq. Victor Goldfeld, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Apellis Pharmaceuticals, Inc., a Delaware corporation (“Apellis”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2026 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the SEC on April 14, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by Biogen Inc., a Delaware corporation (“Biogen”), and Aspen Purchaser Sub, Inc., a Delaware corporation and wholly owned subsidiary of Biogen (“Purchaser”). The Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Apellis in exchange for (i) $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding, plus (ii) one contractual, non-transferable contingent value right per Share representing the right to receive contingent cash payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and conditions of a contingent value rights agreement to be entered into by and among Biogen, Apellis and a rights agent mutually acceptable to Biogen and Apellis, in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 14, 2026 (together with any amendments and supplements thereto, the “offer to purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text immediately before the section entitled “—Cautionary Note Regarding Forward-Looking Statements”:

“Final Results of the Offer

The offer and related withdrawal rights expired as scheduled at one minute after 11:59 p.m., Eastern Time, on May 13, 2026 (the “expiration time”), and the offer was not extended. Equiniti Trust Company, LLC, the depositary for the offer, advised Purchaser that, immediately prior to the expiration time, a total of 105,687,831 Shares were validly tendered (and not validly withdrawn) pursuant to the offer, representing approximately 82.4% of the Shares outstanding immediately prior to the expiration time.

As of the expiration time, the number of Shares validly tendered (and not validly withdrawn) pursuant to the offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as such term is defined by Section 251(h)(6)(f) of the DGCL), together with any Shares beneficially owned by Biogen or any of its subsidiaries, satisfied the minimum condition that, immediately prior to the expiration time, the number of Shares validly tendered and not validly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6)(f) of the DGCL), together with any Shares beneficially owned by Biogen or any of its subsidiaries, equaled at least one share more than fifty percent (50%) of the Shares then outstanding. All other conditions to the consummation of the offer having been satisfied or waived, on May 14, 2026, Purchaser irrevocably accepted for payment all Shares that were validly tendered (and not validly withdrawn) pursuant to the offer, and payment for such Shares will be made promptly in accordance with the terms of the offer and the merger agreement.

Following the expiration time and acceptance for payment of the Shares, the remaining conditions to the merger set forth in the merger agreement were satisfied or waived, and Purchaser expects to consummate the merger on May 14, 2026 in accordance with Section 251(h) of the DGCL without a vote of the stockholders of Apellis. At the effective time, Purchaser will merge with and into Apellis, the separate existence of Purchaser will cease and Apellis will continue as the surviving corporation in the merger and a wholly owned subsidiary of Biogen. Pursuant to the merger agreement, at the effective time, each Share issued and outstanding immediately prior to the effective time (other than Shares that are (i) held in the treasury of Apellis, (ii) irrevocably accepted for purchase in the offer by Purchaser and “received” (as such term is defined by Section 251(h)(6)(f) of the DGCL) by Purchaser, (iii) held by Biogen, Purchaser or any other wholly owned subsidiary of Biogen as of both the commencement of the offer and immediately prior to the effective time or (iv) held by stockholders who were entitled to, and properly demanded, appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the merger consideration, without interest and subject to reduction for any applicable withholding taxes.

As a result of the merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Biogen and Apellis intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Apellis’ reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2026	Apellis Pharmaceuticals, Inc.

	By:	/s/ Timothy Sullivan
	Name:	Timothy Sullivan
	Title:	Chief Financial Officer